Form 5
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

ANNUAL STATEMENT OF CHANGES
BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
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[ ]	Form 3 Holdings Reported
[X]	Form 4 Transactions Reported
1. Name and Address of Reporting Person* Sung, C. B. (Chien-Bor)	2. Issuer Name and Ticker or Trading Symbol Communication Intelligence Corporation (CICI)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) _X_ Director ___ 10% Owner ___ Officer (give ___ Other (specify title below) below)
(Last) (First) (Middle) 275 Shoreline Drive, Suite 500	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year 12/2001
(Street) Redwood Shores, CA, 94065		5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at end of Issuer's Fiscal Year (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price

* If the form is filed by more than one reporting person, see instruction 4(b)(v).	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(Over) SEC 2270 (3-99)
FORM 5 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1.Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of(D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9.Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Option Grant, a right to buy	$ 1.11	05/11/2001	A		16,190		05/11/2001	05/11/2008	Common Stock	16,190		16,190	D
Option Grant, a right to buy	$ 1.01	06/18/2001	A		25,000		06/18/2001	06/18/2008	Common Stock	25,000		25,000	D
Explanation of Responses:

Table II, Entry 1, Column 6, (Date exercisable): On May 11, 2001 C.B. (Chien-Bor) Sung was granted options to purchase 16,190 shares of Communication Intelligence Corporation's common stock. The options vest pro-rata on a quarterly basis over a three-year period.

Table II, Entry 2, Column 6, (Date exercisable): On June 18, 2001 C.B. (Chien-Bor) Sung was granted options to purchase 25,000 shares of Communication Intelligence Corporation's common stock. The options vest immediately upon grant, however if the optionee is separated from the Board within one year of the grant date, the Corporation has the right to repurchase, at its sole discretion, all or any portion of the common stock issued pursuant to the exercise of such options at the exercise price paid for such stock. Each quarter, from the date of grant, the number of shares of common stock subject to the Corporation's repurchase right is reduced by an amount equal to 25% of the total number of shares underlying the grant.

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Sung, C.B. (Chien-Bor) **Signature of Reporting Person	05/13/2002 Date
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